
TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

November 1, 2006


06018457

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Change of Corporate Structure Report
2. Report of Results of Take-Over Bid Under Section 147.10 of The Securities Act (Quebec)

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.


SEC MAIL PROCESSING
RECEIVED
NOV 0 9 2006
WASH, D.C.
190
SECTION

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

PROCESSED
NOV 1 6 2006
THOMSON
FINANCIAL

GLY/kp
Enclosure

File No. 82-34876

CHANGE OF CORPORATE STRUCTURE REPORT

(In accordance with section 4.9 of National Instrument 51-102)

1. Names of Parties to the Transaction

Trilogy Acquisition Co. Ltd. ("Trilogy") and Blue Mountain Energy Ltd. ("Blue Mountain").

2. Description of the Transaction

On October 23, 2006, Trilogy, a wholly-owned subsidiary of Trilogy Energy Trust (the "Trust"), made an offer to purchase all of the outstanding common shares (the "Shares") of Blue Mountain (the "Offer"). Upon expiration of the Offer on October 23, 2006, 20,567,003 Shares, representing 95.7% of the issued and outstanding Shares, were deposited under the Offer and taken up by Trilogy. Trilogy subsequently acquired all of the remaining Shares pursuant to a compulsory acquisition under the provisions of the *Business Corporations Act* (Alberta) and the Shares were delisted from the Toronto Stock Exchange. On October 27, 2006, Trilogy and Blue Mountain amalgamated (the "Amalgamation") and formed Trilogy Blue Mountain Ltd., a wholly-owned subsidiary of the Trust.

3. Effective Date of the Transaction

October 23, 2006

4. Name of Each Party, if any, that Ceased to be a Reporting Issuer Subsequent to the Transaction and of each Continuing Entity

Trilogy Blue Mountain Ltd. became a reporting issuer in each province of Canada as a result of the Amalgamation. Trilogy Blue Mountain Ltd. has applied to the applicable securities regulatory authorities to be deemed to have ceased to be a reporting issuer in each province of Canada.

5. The Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction

December 31, 2006

6. The Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Transaction

If Trilogy Blue Mountain Ltd.'s applications to be deemed to have ceased to be a reporting issuer are granted, it will no longer be required to file interim and annual financial statements.


SEC MAIL PROCESSING
RECEIVED
NOV 0 9 2006
WASH., D.C.
190
SECTION

REPORT OF RESULTS OF TAKE-OVER BID UNDER SECTION 147.10 OF THE SECURITIES ACT (QUEBEC)

1. **The Name and Address of the Offeree Company:**

   Blue Mountain Energy Ltd. ("Blue Mountain")
   2030, 300 - 5th Ave S.W.
   Calgary, AB T2P 3C4

2. **The Name and Address of the Offeror:**

   Trilogy Acquisition Co. Ltd. ("Trilogy")
   4100, 350 – 7th Avenue S.W.
   Calgary, Alberta T2P 3N9

3. **The Offer:**

   Trilogy made an offer (the "Offer") dated September 14, 2006 to acquire all of the issued and outstanding common shares ("Blue Mountain Shares") of Blue Mountain on the basis of CDN$5.50 in cash for each Blue Mountain Share.

4. **The Result of the Offer:**

   The Offer expired at 4:30 p.m. (Calgary time) on October 23, 2006 and was not extended. Trilogy took up and paid for a total of 20,567,003 Blue Mountain Shares that had been validly deposited pursuant to the Offer, representing approximately 95.7% of the issued and outstanding Blue Mountain Shares.

   Trilogy acquired the remaining Blue Mountain Shares that had not been deposited pursuant to the Offer on October 26, 2006 by means of a compulsory acquisition conducted pursuant to the provisions of the *Business Corporations Act* (Alberta).


SEC MAIL PROCESSING
RECEIVED
NOV 0 9 2006
WASH. D.C.
190
SECTION